EXHIBIT 4.15

AMENDMENT TO 6% SECURED PROMISSORY NOTE

PRINCIPAL AMOUNT $960,000

DATED AUGUST 31, 2010

WHEREAS, on August 31, 2010 Eagleford Energy, Inc., an Ontario corporation (the “Obligor”), issued a 6% Secured Promissory Note (the “Note”) due December 31, 2011 (the “Original Maturity Date”) in the principal amount of $960,000 in favor of Benchmark Enterprises LLC, a Nevis limited liability corporation (the “Payee”); and

WHEREAS, the Obligor and the Payee wish to amend the terms of the Note, to extend the Original Maturity Date by six months and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension at the new rate of 10% per annum such that interest is accrued at 6% during the period from August 31, 2010 through and including December 31, 2011 and at 10% during the period from January 1, 2012 through the New Maturity Date, as such term is defined below and as such may be accelerated under the terms of the Note.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Obligor and the Payee hereby agree that: (i) the unpaid principal balance of the Note shall be due and payable on June 30, 2012 (the “New Maturity Date”), and (ii) interest shall continue to accrue on the unpaid principal balance of the Note at an annual rate of 10%, from January 1, 2012 until the New Maturity Date, and shall be paid in full, together with all previously accrued interest, on the New Maturity Date. All other terms and conditions of the Note remain unchanged.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Obligor and acknowledged by the Payee as of the 31st day of December, 2011.

EAGLEFORD ENERGY, INC.

By:	/s/ James Cassina
Name:	James Cassina
Title:	President

BENCHMARK ENTERPRISES LLC

By:	/s/ Andrew Godfrey
Name:	Andrew Godfrey
Title:	President